Liberty Acres Farm LLC

Healing the Earth One Chicken at a Time

Production

- Our mission is to provide healthy meats and eggs, ethically, while being good stewards of the land.

- Using rotational grazing techniques, animals will be raised on pasture, where they can forage for foods that are natural to their diet while at the same time being constantly moved away from their own waste which in turn lowers the risk for disease

- Laying hens are moved weekly to fresh pasture
- they are protected from predators with electric netting and have save haven in the egg mobile

- Broiler chickens are moved daily to provide fresh clean forage.

- They are protected 24/7 in chicken tractors.

- Hogs, are rotated through pasture, being moved to a new paddock every one to two weeks, depending on pasture usage.
- They are provided shelter from weather by our pig wagon
- They are protected with electric fencing along the perimeter of their paddock

- Lambs are moved to fresh grass once a week.

- They are provided shelter with a moveable hoop house

- They are protected by electric netting

Sales

- The majority of our sales will be done via direct marketing.

- Direct marketing will include multiple farmers markets, on farm sales, and individual sales through established pickup areas, and deliveries.

- A small percentage of our sales are through wholesale accounts, including delis, restaurants, and small food markets

Sales

- Our first year of production we had $30,711.61 in sales
  - $10,531.58 in chicken sales
  - $11,674 in egg sales
  - $5,544 in pork sales
  - $2,884.765 in turkey sales
  - $76.50 in gift certificates, and misc

Profit and Loss

- Our first year we posted a loss of $1,506.74

- Loss is attributed to start up costs, including infrastructure, and new equipment

Year to date sales

- Our current sales as of August 22, 2017 are $30,696.93

Year to date profit

- As of 8/22/17 we are posting a loss of $753

- This does not account for unsold inventory.

- This can also be attributed to continuing costs associated with building the business and are not necessarily ongoing.

Forecast 2017

- Our forecasted total revenue for the remainder of 2017 is $45-50,000 or a 33-66% increase over 2016 revenue.

- We anticipate turning our first year of profit at no more than $2000.

2018 forecast

- We anticipate adding two farmers markets to our regular season as well as two winter markets.
- We also anticipate picking up another wholesale account.
- We plan to double our pork production, to produce a revenue of approximately $28,000 in pork alone.
- We anticipate raising our chicken revenues by 25% to $18,000/yr.
- We expect egg revenue to stay level at about $10,000.
- Turkey production will likely double to about $7000.
- Lamb production will be about $6000.
- This should brig total revenue to $69,000 which is a 30-50% increase over 2017 predictions.

Long Term

- Liberty acres has short but promising history of business. We anticipate quick growth over the next five years.
- Lamb production is in its first year, and we expect it to become very popular.
- Pork production is lower than demand right now. We have adjusted our pig scheduling to meet demand and to be able to more quickly adjust when demand rises.
- Chicken Production will climb at about 10-15% per year.
- The addition of farmers markets will be a key to sales increases.
- Within the next year or so, we will start our grass fed beef program to diversify products and add a heavy profit item to our list of products
- We also anticipate price increases starting within the next few months, that will also add to the bottom line.